January 14, 2015

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Melissa Raminpour, Branch Chief
Ms. Beverly Singleton
Ms. Claire Erlanger

RE:
Knight Transportation, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 28, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 10, 2014
File No. 001-32396

Dear Ms. Raminpour, Ms. Singleton, and Ms. Erlanger:

Knight Transportation, Inc. (the “Company,” “we,” “us,” and “our”) respectfully submits this response to your letter dated December 22, 2014, in which you set forth comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) regarding the financial statements and certain disclosures included in the Company’s Form 10-K for the year ended December 31, 2013 and Form 10-Q for the quarterly period ended September 30, 2014.  For ease of reference, we have reproduced the Staff’s comments in their entirety prior to our responses.

Form 10-K for the Year Ended December 31, 2013

Management’s Discussion and Analysis, page 31

Results of Operations

Fiscal 2013 Compared to Fiscal 2012, page 28

1.
We note from your disclosure on page 29 that the adjusted operating ratio (non-GAAP) based upon total operating expenses, net of fuel surcharge, as a percentage of revenue before fuel surcharge, was 85.6% for both 2013 and 2012. We also note that in footnote (4) on page 20 you disclose that this calculation of operating ratio is a non-GAAP financial measure is not an alternative for, and should be considered in addition to, the calculation of operating ratio as operating expenses expressed as a percentage of total revenue. In contrast to the segment adjusted operating ratios which are excluded from the definition of a non-GAAP measure due to the requirements to disclose the measures under ASC 280 as the measure of segment profitability used by the CODM, the consolidated operating ratio excluding fuel surcharge revenue is a non-GAAP financial measure which requires additional disclosures under Item 10(e) of Regulation S-K. These disclosures include a reconciliation of the non-GAAP financial measure to the most comparable GAAP measure and disclosure of why management believes the measure is useful to investors. Please revise to include these disclosures accordingly.

U.S. Securities and Exchange Commission
January 14, 2015

Company Response:

The Company acknowledges the Staff’s comment that total operating expenses, net of fuel surcharge, as a percentage of revenue before fuel surcharge, is a non-GAAP financial measure.  In future filings, the Company will provide the required reconciliation for consolidated operating ratio excluding fuel surcharge revenue.  The Company notes that the disclosure of why management believes the information is useful to investors has been provided within footnote (4) on page 20 and within the Asset-Based Strategy and Segment Information discussion on page 23, and that the amount to be reconciled is separately presented on the face of the financial statements under the “Fuel Surcharge” line item.  The following table reflects the expected format of this reconciliation, using the period 2009 through 2013.  The format is similar to the segment reconciliation for asset-based adjusted operating ratio (except for the elimination of intersegment transactions, which are already eliminated in consolidation). The Company will provide this reconciliation in this format in future filings beginning with Form 10-K for the year ended December 31, 2014.

Consolidated Operating Ratio (“OR”) From 2009 to 2013

GAAP Operating Ratio (Consolidated):	2013	OR %	2012	OR %	2011	OR %	2010	OR %	2009	OR %
Revenue, before fuel surcharge	$791,851		$752,151		$697,286		$615,654		$571,496
Fuel surcharge	177,386		183,885		168,913		115,055		80,225
Total revenue	969,237		936,036		866,199		730,709		651,721

Total operating expenses	855,328	88.2%	827,769	88.4%	766,178	88.5%	635,494	87.0%	569,725	87.4%
Income from operations	$113,909		$108,267		$100,021		$95,215		$81,996

Adjusted Operating Ratio (Consolidated):	2013	OR %	2012	OR %	2011	OR %	2010	OR %	2009	OR %
Total revenue	$969,237		$936,036		$866,199		$730,709		$651,721
Less fuel surcharge:	(177,386)		(183,885)		(168,913)		(115,055)		(80,225)
Revenue (excluding fuel surcharge)	791,851		752,151		697,286		615,654		571,496

Total operating expenses	855,328		827,769		766,178		635,494		569,725
Less fuel surcharge	(177,386)		(183,885)		(168,913)		(115,055)		(80,225)
Total operating expenses (net of fuel surcharge)	677,942	85.6%	643,884	85.6%	597,265	85.7%	520,439	84.5%	489,500	85.7%
Income from operations	$113,909		$108,267		$100,021		$95,215		$81,996

U.S. Securities and Exchange Commission
January 14, 2015

Form 10-Q for the Quarterly Period Ended September 30, 2014

Note 1. Financial Information, page 7

Revision of Prior Period Reported Amounts, page 7

2.
We note that during the first quarter of 2014, you identified errors associated with income tax accounts reported in prior periods. Please tell us in more detail how the errors were made in accounting for your incentive stock options under FAS 123R since the adoption in 2006, and how those errors were discovered during 2014. Also, please tell us how you are able to conclude that your disclosure controls and procedures are effective in each quarter in 2014. Additionally, please tell us the consideration given to the re-evaluation of your conclusion as to whether these errors resulted in a material weakness in your internal control over financial reporting at December 31, 2013, and describe the remediation plans taken by management to alleviate the weakness.

Company Response:

The Company respectfully submits the following response.

Executive Summary

The Staff has requested information concerning five topics:  (1) how errors were made in accounting for income taxes relating to incentive stock options under FAS 123R since its adoption in 2006; (2) how the errors were discovered in 2014; (3) how we concluded that our disclosure controls and procedures are effective in each quarter of 2014; (4) our considerations, upon re-evaluation, that a material weakness did not exist at December 31, 2013, in relation to these errors; and (5) the remediation plans undertaken by management.

Briefly, the Company relates the following:

(1) The errors were made because (a) legacy systems, personnel, and training did not keep pace with the increased complexity of the Company’s tax provision, combined with (b) the impact on the Company's tax provision relating to income taxes for stock option values, forfeitures, disqualifying dispositions, and acceleration associated with the long period of under-water option values and acceleration of vesting between 2006 and 2012.  Upon the identification of the errors, a complete analysis was prepared by year.  It was identified that the impact on income taxes related to the excess stock compensation on disqualifying dispositions of incentive stock options was not tracked appropriately.

(2) Following the retirement of the Company’s long-time Director of Tax in the first quarter of 2014, errors were discovered in 2014 by management. These errors were detected by existing compensating controls, which included analytical review procedures over the effective tax rate and review of spreadsheet compilations that varied from expectations.

(3) We concluded our disclosure controls and procedures are effective in each quarter in 2014 for the following reasons:  (a) enhanced procedures for the tax provision calculation, (b) new highly qualified personnel in place in 2014, (c) expanded independent review of the tax provision calculation, and (d) management’s existing controls identified the error before it became material.

U.S. Securities and Exchange Commission
January 14, 2015

(4) We (a) reviewed the severity of the internal control deficiency, (b) considered the magnitude of the potential misstatement and whether there was a reasonable possibility that our controls would fail to prevent, or detect and correct, a material misstatement of an account balance or disclosure, (c) analyzed the indicia of material weakness under PCAOB Auditing Standards No. 5 (AS5), and (d) concluded that the errors reflected a significant deficiency rather than a material weakness.

(5) Remediation plans include (a) hiring a new Director of Tax on June 30, 2014, (b) implementing a new tax provision template, and (c) quarterly third party review of the tax provision.

A more detailed discussion of each item follows.

How Errors Were Made

The Company has determined that the errors in accounting for incentive stock options resulted from a combination of several factors, including: (1) tax provision work paper design, and (2) the unfamiliarity of personnel with the complexities of accounting for incentive stock options.  All errors originated in 2012 and earlier.  As a result of the uncorrected income tax provision, errors accumulated in the Company's balance sheet from 2006 to 2012 causing the deferred tax liability, income tax payable, and additional paid-in-capital to be overstated or understated by immaterial amounts.

Discovery of Errors

The Company's errors were discovered during the first quarter of 2014 while the Company was preparing its tax provision and financial statements for the year ended December 31, 2013.  At the time of filing the 10-K for the year ended December 31, 2013, the Company had not completed all the necessary activities to determine the full nature and extent of the inconsistences.  Furthermore, the Company did not believe the final adjustment would be material.  During the first quarter of 2014, the Company’s long-time Director of Tax retired and the Company hired a new Director of Tax, who was employed by the Company during the first and second quarter of 2014. During the preparation of the tax provision, inconsistencies related to spreadsheet compilations and computations of the tax journal entries were uncovered by the Company’s management. These inconsistencies were detected by the Company’s existing compensating controls, which include analytical review procedures over the effective tax rate, and review of spreadsheet compilations that varied from expectations. After additional review, the resulting true up entry decreased the effective tax rate to a rate that was below management’s expectation.  As a result, management suspected the inconsistencies were not simply due to a typical provision to return true up of the prior year’s estimates and subsequently decided to investigate the variance. The Company proceeded to engage their third party tax specialist to perform an expanded review of prior year’s provision. During the review, immaterial errors related to accounting for incentive stock option for the years 2012 and prior were identified and quantified the amounts involved.

U.S. Securities and Exchange Commission
January 14, 2015

During the second quarter of 2014, the Company decided to replace the recently hired Director of Tax.  On June 30, 2014, the Company hired a certified public accountant from its third party tax specialist as its new Director of Tax.  The new Director of Tax was instrumental in assisting the Company’s management in the investigation and correction of these income tax provision errors while employed by the Company’s third party tax specialist.

Pursuant to guidance in the Commission's Staff Accounting Bulletin (“SAB”) No. 99, Materiality, the Company concluded that the errors were not material to any of its prior period financial statements.  However, in accordance with SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatement in the Current Year Financial Statements, the prior period financial statements were revised to facilitate comparability between current and prior year periods.

Disclosure Controls and Procedures are Effective in 2014

As discussed above, the immaterial errors management identified resulted from management performing existing internal controls.  During 2014, the Company employed multiple systems and methods to ensure its disclosure controls and procedures continued to be effective.

The Company's Director of Tax prepares the quarterly tax provision and related tax accrual journal entries.  The Vice President of Accounting and Finance reviews the data that are input to the tax provision file and compares it to the general ledger or a source document to ensure accuracy.  The effective tax rate of the provision is reviewed for reasonableness by the Vice President of Accounting and Finance, the Chief Financial Officer, and the Company’s third party tax specialist.  The tax specialist prepares the annual federal and state tax returns, which includes a state tax true up to ensure that the state taxes that are deducted for the year equal the actual taxes for the filing period.  Any changes are reported to the Company for the purpose of updating the Company's books.  This process is consistently followed on a year-to-year basis.  Historically, the Company’s effective tax rate has remained at approximately 40% over many years.  Any significant deviations from these historical rates are questioned and evaluated.  Further, additional review and reconciliations are performed as the Company prepares and finalizes the income tax returns.  This after-the-fact check and balance with the filing of the tax return serves to true up estimates that are inherently made to facilitate the filing of the audited statements, and as such, any significant misstatement in the current provision or the income tax rates used would be detected.

Additionally, the Company has the following controls in place:

●
The tax rate is reconciled to an expected rate of approximately 40% every year. The Company has a long history of arriving at this rate and any variance from this rate by more than 100 basis points (approximately $1.0 million) is questioned and researched by management.

●
On a quarterly basis, the Company’s third party tax specialist reviews the Company's tax provision.  As part of the review process, it reviews the federal tax payable balance, which accounted for more than 90% of total tax payments during 2013.  Any significant variance, which could be related to the misstatement of the deferred tax liability account, is identified and researched.  The state current tax payable balance is also reviewed annually for reasonableness by the third party tax specialist.

U.S. Securities and Exchange Commission
January 14, 2015

●
The third party tax specialist recalculates the current tax calculation pursuant to its preparation of the income tax return. Any variance is communicated to appropriate personnel at the Company. This ensures that the current calculation is within reason and any impact on deferred balances would be properly adjusted in the Company’s return to provision calculation and adjustments.

After identifying the prior period deficiencies in light of the control measures in place in 2014, the Company concluded that the Company's controls operate at a precise enough level to identify any potential material misstatement to the tax accounts, and to the Company's overall financial statements.

No Material Weakness

Based upon the Company’s review of the facts and circumstances as described above, it concluded the errors were indicative of a control deficiency within its internal control over financial reporting.

As part of the evaluation of the severity of the internal control deficiency, the Company considered the magnitude of the potential misstatement and whether there was a reasonable possibility that our controls would fail to prevent, or detect and correct, a material misstatement of an account balance or disclosure.

The Company considered the definitions of deficiency classifications and indicators of material weakness in internal control over financial reporting as outlined by AS5.  Per AS5, indicators of material weaknesses in internal control over financial reporting include (1) identification of fraud, whether or not material, on the part of senior management; (2) restatement of previously issued financial statements to reflect the correction of a material misstatement; (3) identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the Company's internal control over financial reporting; and (4) ineffective oversight of the Company's external financial reporting and internal control over financial reporting by the Company's audit committee.  None of these indicators of material weakness are present in the Company.  The Company, through existing controls, identified the potential error before it became material and promptly brought it to the attention of the external auditors and the Company's Audit Committee, and the error did not materially impact the financial information previously reported in the Company's Annual Report on Form 10-K for the year ended 2013.

Based on the foregoing, the Company determined that the internal control deficiencies did not result in a reasonable possibility that a material misstatement would not be prevented or detected and corrected on a timely basis. As such, management concludes that these deficiencies are a significant deficiency, and do not rise to the level of material weakness.

U.S. Securities and Exchange Commission
January 14, 2015

Remediation

The Company has taken proactive steps in 2014 to mitigate the potential for control deficiencies and financial statement misstatements.  Notably, the Company has taken the following actions:

●
The Company hired a new Director of Tax on June 30, 2014 who brings to the Company numerous years of experience working with large corporations and publicly held companies similar to the Company.  His areas of expertise include ASC-740 Accounting for Income Taxes and income tax compliance and consulting.  He formerly acted as an outside consultant for the Company in connection with the development of a new tax provision template and he advised the Company on how best to implement better processes regarding its tax provision calculation. Based on his years of experience and his understanding of the Company, management believes that his expertise and level of experience will greatly decrease the likelihood of future significant errors in the Company's income tax reporting and provision calculation.

●
The Company has implemented a new income tax provision template with various built-in crosschecks and self-audits that highlight any errors or inconsistencies in the calculations so they can be addressed and corrected at the time of provision preparation.  Management believes the new template has the ability to better assist the Company's computation of quarterly and annual tax positions and to ensure that all appropriate tax-related activity is adequately reflected in the tax provision.

●
In the first quarter of 2014, the Company further engaged its third party tax specialist to review, on a quarterly basis, the tax provision computation, associated journal entries, and a detailed review of supporting documentation prepared by the Company.

●
The Company will continue to use an overall estimation of the appropriateness of the quarterly income tax expense rates reflecting the changes in the Company's business as well as comparison with the Company's peer companies’ rates.

In connection with the responses contained in this letter, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
January 14, 2015

Should you have any questions or comments regarding the foregoing responses or require any additional information, please contact me by telephone at (602) 352-5051 or fax at (602) 606-6149.

Sincerely,

KNIGHT TRANSPORTATION, INC.

/s/ Adam Miller
Adam Miller
Chief Financial Officer

c:     David Gifford
Mark A. Scudder